

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 31, 2007

Mr. Danesh D. Varma
Chief Financial Officer
Canadian Zinc Corporation
650 West Georgia Street, Suite 1710
Vancouver, British Columbia V6B 4N9
Canada

   Re: Canadian Zinc Corporation
     Form 20-F for Fiscal Year Ended December 31, 2005
     Filed July 3, 2006
     Response Letter Dated January 17, 2007
     File No. 0-22216

Dear Mr. Varma:

   We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

         Sincerely,

         Jill S. Davis
         Branch Chief